FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2023

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Completes Acquisition of Nimbus Therapeutics’ TYK2 Program Subsidiary

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: February 9, 2023	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Takeda Completes Acquisition of Nimbus Therapeutics’
TYK2 Program Subsidiary

OSAKA, Japan, February 9, 2023, and CAMBRIDGE, Massachusetts, February 8, 2023 – Takeda (TSE:4502/NYSE:TAK) today announced that it has completed an acquisition of all shares of Nimbus Lakshmi, Inc. (“Lakshmi”) from Nimbus Therapeutics, LLC (“Nimbus”), on February 8, 2023 (EST), as set forth in the share purchase agreement, following clearance from the United States Federal Trade Commission and a satisfaction of other closing conditions. The agreement had been announced on December 13, 2022: “Takeda to Acquire 100% Ownership of Nimbus Therapeutics’ TYK2 Program Subsidiary”.

Following the completion of this transaction, Takeda has now acquired TAK-279, formerly known at Nimbus as NDI-034858. With Phase 2b data to be presented in Q4 FY2022 and Phase 3 study in psoriasis expected to start in 2023, TAK-279 has the potential to demonstrate best-in-class efficacy, safety and convenience in psoriasis as well as multiple other immune-mediated diseases, including inflammatory bowel disease, psoriatic arthritis and systemic lupus erythematosus. This acquisition strengthens Takeda’s growing late-stage pipeline and potentially expands its portfolio and patient impact across multiple indications, reinforcing Takeda’s ability to maintain strong growth globally in the mid- to long-term.

“With our plan to acquire announced in December, we are excited to have promptly added TAK-279, a highly selective oral TYK2 inhibitor with truly transformative potential for patients in multiple diseases, to our late-stage pipeline,” said Ramona Sequeira, president, global portfolio division, at Takeda. “This program closely aligns with our strategy and expertise in immune-mediated diseases, and we look forward to sharing more details of our development plans soon.”
Under the terms of the agreement and following the closing of the transaction, Takeda will pay Nimbus approximately 4 billion USD upfront, after adjusting items including closing indebtedness and closing account payable of Lakshmi. Takeda will also make two milestone payments to Nimbus of 1 billion USD each upon achieving annual net sales of 4 billion USD and 5 billion USD of products developed from the TAK-279 program.
Takeda expects that the financial impact on its consolidated operating results for the fiscal year ending March 31, 2023 (FY2022), as a result of the completion of the transaction, is immaterial. There is no change in Takeda’s FY2022 consolidated forecasts for operating results or the management guidance.

About Takeda
Takeda is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetics and Hematology, Neuroscience, and Gastroenterology (GI), with expertise in immune and inflammatory diseases. We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions. For more information, visit https://www.takeda.com.
Contacts

Investor Relations Christopher O’Reilly christopher.oreilly@takeda.com +81 (0) 3-3278-2543	Media Relations U.S. and International Megan Ostrower Megan.ostrower@takeda.com +1 (772) 559-4924 Japan Jun Saito Jun.saito@takeda.com +81 (0) 3-3278-2325

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Medical information
This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

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